 January 15, 2016

VIA EDGAR

CONFIDENTIAL

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Mr. Rufus Decker, Accounting Branch Chief

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Xiniya Fashion Limited
Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 28, 2015 Response dated November 18, 2015 File No. 1-34958

Dear Ms. Jenkins:

China Xiniya Fashion Limited (the "Company") thanks the staff of the Securities and Exchange Commission (the "Staff") for its review of and comments on the Company's annual report on Form 20-F filed on April 28, 2015 (the "2014 Annual Report").

The Company's responses to the Staff's comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company's responses relate to the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 12. Inventories, page F-19

1.	We read your response to comment 1. With respect to the inventory buyback program and your relationships with your authorized retailers and distributors, please address the following:

•

You indicate the buyback program was implemented to reduce excess older inventory in the retail channel relating to 2013 and prior periods. Please tell us separately for 2013 and each prior period the sales amounts originally recorded related to the inventory reacquired.

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•

Please tell us how the inventory reacquired as part of the inventory buyback program differs from other inventory currently being sold to your authorized retailers and distributors. Please also explain in detail what factors or considerations determined the specific inventory that would be a part of this buyback program. In addition, please tell us how you selected the authorized retailers and distributors whose inventory was repurchased in 2014 and how these customers differ from your other customers.

•

Please tell us if you were experiencing any credit or collection issues from the selected authorized retailers or distributors prior to or around the time you initiated the inventory buyback program and explain in detail the extent and severity of these credit or collection issues.

•

Prior to the initiation of the inventory buyback program during 2014, please tell us if you had any other customer incentive programs or concession arrangements with your authorized retailers and distributors, such as discounts of sales or receivable amounts, rebates or similar arrangements. If so, please also explain in detail the nature, amounts and terms of these incentive arrangements.

The Company respectfully advises the Staff that the sales amounts originally recorded for each year related to the inventory that was reacquired were as follows:

	Receivable amount originally recorded (with value added tax liability)	Inventory reacquired (with value added tax liability)	Sales amount originally recorded (without value added tax liability)	Inventory reacquired (without value added tax liability)
Year	RMB	RMB	RMB	RMB
	(Expressed in thousands)
2011	41,715	37,543	35,653	31,482
2012	114,598	103,138	97,947	86,487
2013	178,142	160,329	152,259	134,444
Total	334,455	301,010	285,859	252,413

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The Company's fashion collections are completely different from year to year. As part of the inventory buyback program, the inventory reacquired related to the 2011, 2012 and 2013 fashion collections (i.e., certain remaining seasonal fashion collection items that were meant for sale in each of those years). In 2014, the Company sold 2014 collection inventory to its distributors and authorized retailers. As a result of discussions with, and informal surveys of, distributors, distributors with higher levels of older inventory on hand were selected for inventory buybacks in 2014. These selected distributors had higher levels of older inventory on hand than other distributors. The Company did not repurchase any inventory directly from retailers.

Under the Company's business model, the Company sells its menswear to distributors without any buyback or consignment arrangements, without any right of return arrangements by the distributors and/or any other similar rights. Distributors, in turn, sell apparel to authorized retailers. Authorized retailers are customers of the distributors; the Company does not have any direct contractual relationships with authorized retailers.

The Company observed that the slowdown in China's economy resulted in a slowdown in demand in menswear and, in turn, led to oversupply in the menswear market and excess inventory across the retail network of many menswear companies. In response, the Company became aware that menswear companies began offering discounts and promotions to reduce inventories. Furthermore, the Company became aware that certain menswear companies were repurchasing excess inventory from their distribution and retail network in order to maintain healthy relationships with their distribution and retail partners. Although the Company did not have an obligation or arrangement to reacquire excess inventory from its distributors, the Company made a determination in 2014 that reacquiring excess inventory from certain distributors in 2014 (in a manner that was similar to what some other menswear companies were also doing) would further strengthen the relationships with its distributors.

The Company did not experience any credit or collection issues from the selected distributors prior to or around the time the Company initiated the inventory buyback program. Authorized retailers are customers of the distributors and are not customers of the Company. Authorized retailers have direct contractual relationships with the distributors, and the Company does not have any direct contractual relationships with the authorized retailers. Hence, the Company does not offer any credit to the authorized retailers.

Prior to the initiation of the inventory buyback program in 2014, the Company did not have any customer incentive programs or concession arrangements with distributors, such as discounts of sales or receivable amounts or similar arrangements. The Company does provide an incentive rebate program. As disclosed in the Form 20-F, in order to motivate the distributors to continuously invest in promoting the Xiniya brand, all of the distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from the Company. Such rebates are deducted from the accounts receivable from each of these distributors at the end of each year. For the years ended December 31, 2012, 2013 and 2014, we provided incentive rebates in an aggregate amount of RMB67.6 million, RMB81.8 million and RMB53.2 million, respectively. The amounts that each distributor receives are used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new outlet launches, and new product roll-outs, as well as recruitment of authorized retailers. As explained above, the authorized retailers are customers of the distributors, and the Company does not have any direct contractual relationships with authorized retailers. The Company also does not have any incentive programs or concession arrangements with authorized retailers.

2.

Please explain your basis under IFRS for the accounting treatment used when you subsequently resold the inventory that had been reacquired as part of your inventory buyback program. In this regard, please explain why you did not recognize an entry to recognize sales and costs of sales for the buyback inventory that was subsequently sold through your local distribution channels during 2014 and 2015.

The Company respectfully advises the Staff that in connection with the resale of the buyback inventory, the Company considered the guidance in IAS 18 paragraph 7 as to the definition of revenue, IAS 1 paragraph 34 as to transactions that do not generate revenue but are incidental to the main revenue-generating activities, and IAS 18 paragraph 35 whereby an entity shall disclose the amount of each significant category of revenue. As the resale of inventory was contemporaneous with the repurchase of inventory and as the resale of inventory was not considered to be in the course of ordinary activities of the Company but rather incidental to its main revenue-generating activities, the resale of such inventory was recognized within a separate line item (loss on inventory buyback) within the 2014 financial statements before arriving at gross margin (loss). The Company believes that presenting the sales and cost of sales of this inventory as a separate line item provided a better presentation to reflect the impact of the inventory buyback and resale transactions.

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3.

We read your response to comment 3. In recognizing the RMB136.2 million constructive obligation for the repurchase of older excess inventory from your remaining distributors, you did not recognize any adjustment to your sales returns. Given that you have a constructive obligation to repurchase this inventory, please explain in further detail why you do not believe any adjustment to your estimated sales returns was required under IFRS in connection with the recognition of the constructive obligation, since it appears that inventory previously sold is expected to be returned. If there were credit or collection issues associated with these remaining distributors, please also explain in detail and tell us how you determined under IFRS that the RMB136.2 million adjustment at the end of 2014 should be a provision for liability as opposed to an allowance for doubtful accounts receivable.

The Company respectfully advises the Staff that an estimate for 2014 sales returns (related to 2014 sales) is recorded net of revenue (within the revenue line item) in the financial statements. In connection with the provision for the constructive obligation for the buyback inventory, the Company considered the guidance in IAS 37. As the provision for the constructive obligation is related to 2011, 2012 and 2013 excess inventory (not 2014 sales), the Company believes that presenting this provision separately from the 2014 sales line item, within the loss on inventory buyback line, provides a better presentation as to the nature of the provision.

The Company did not have any credit or collection issues associated with these distributors. All 2011, 2012 and 2013 sales amounts had been fully collected.

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If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact me at ngcheejiong@xiniya.com.

Very truly yours,

	By:	/s/ Chee Jiong Ng
Chee Jiong Ng
Chief Financial Officer

Enclosures

cc:	Qiming Xu, Chairman and Chief Executive Officer, China Xiniya Fashion Limited
Alan Seem, Shearman & Sterling LLP

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